SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

GEORESOURCES, INC.
----------------------------------------------------------------------
(Name of Issuer)

Common Stock, par value $0.01 per share
----------------------------------------------------------------------
(Title of Class of Securities)

372476101
-----------------
(CUSIP Number)

VILLCo Energy, L.L.C.
38710 Woodward Avenue
Bloomfield Hills, Michigan 48304

----------------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2008
----------------------------------------------------------------------
(Date of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject to this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e, 13d-1(f)or 13d-1(g), Check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

1 of 12

SCHEDULE 13D

CUSIP NO. 372476101

----------------------------------------------------------------------
1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

VILLCo Energy, L.L.C.
26-3676798
----------------------------------------------------------------------
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [   ]
(b) [   ]
----------------------------------------------------------------------
3.	SEC USE ONLY
----------------------------------------------------------------------
4.	SOURCE OF FUNDS
Not Applicable (See Item 3)
----------------------------------------------------------------------
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED [ ]
PURSUANT TO ITEMS 2(d) or 2(e)
----------------------------------------------------------------------
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan
----------------------------------------------------------------------
	7.	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8.	SHARED VOTING POWER 1,488,000
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 1,488,000
----------------------------------------------------------------------
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,488,000
----------------------------------------------------------------------
12.	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[ ]
----------------------------------------------------------------------
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%
----------------------------------------------------------------------
14.	TYPE OF REPORTING PERSON
OO
----------------------------------------------------------------------

2 of 12

SCHEDULE 13D

CUSIP NO. 372476101

----------------------------------------------------------------------
1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

VILLCo Investment Services, L.L.C.
26-1384172
----------------------------------------------------------------------
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [   ]
(b) [   ]
----------------------------------------------------------------------
3.	SEC USE ONLY
----------------------------------------------------------------------
4.	SOURCE OF FUNDS
Not Applicable (See Item 3)
----------------------------------------------------------------------
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED [ ]
PURSUANT TO ITEMS 2(d) or 2(e)
----------------------------------------------------------------------
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan
----------------------------------------------------------------------
	7.	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8.	SHARED VOTING POWER 1,488,000
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 1,488,000
----------------------------------------------------------------------
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,488,000
----------------------------------------------------------------------
12.	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[ ]
----------------------------------------------------------------------
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%
----------------------------------------------------------------------
14.	TYPE OF REPORTING PERSON
OO
----------------------------------------------------------------------

3 of 12

SCHEDULE 13D

CUSIP NO. 372476101

----------------------------------------------------------------------
1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

VILLCo Management, L.L.C.
04-3678692
----------------------------------------------------------------------
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [   ]
(b) [   ]
----------------------------------------------------------------------
3.	SEC USE ONLY
----------------------------------------------------------------------
4.	SOURCE OF FUNDS*
Not Applicable (See Item 3)
----------------------------------------------------------------------
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED [ ]
PURSUANT TO ITEMS 2(d) or 2(e)
----------------------------------------------------------------------
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan
----------------------------------------------------------------------
	7.	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8.	SHARED VOTING POWER 1,488,000
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 1,488,000
----------------------------------------------------------------------
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,488,000
----------------------------------------------------------------------
12.	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[ ]
----------------------------------------------------------------------
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%
----------------------------------------------------------------------
14.	TYPE OF REPORTING PERSON
OO
----------------------------------------------------------------------

4 of 12

SCHEDULE 13D

CUSIP NO. 372476101

----------------------------------------------------------------------
1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Michael A. Vlasic
----------------------------------------------------------------------
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [   ]
(b) [   ]
----------------------------------------------------------------------
3.	SEC USE ONLY

----------------------------------------------------------------------
4.	SOURCE OF FUNDS
Not Applicable (See Item 3)
----------------------------------------------------------------------
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED [ ]
PURSUANT TO ITEMS 2(d) or 2(e)
----------------------------------------------------------------------
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
----------------------------------------------------------------------
	7.	SOLE VOTING POWER - 0 -
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8.	SHARED VOTING POWER 4,806,536
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 4,806,536
----------------------------------------------------------------------
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,806,536
----------------------------------------------------------------------
12.	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[ ]
----------------------------------------------------------------------
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.6%
----------------------------------------------------------------------
14.	TYPE OF REPORTING PERSON
IN
----------------------------------------------------------------------

5 of 12

ITEM 1.  SECURITY AND ISSUER.

Title and Class of Equity Securities:       Common Stock, par value $.01 per share of GeoResources, Inc.
      a Colorado corporation

Address of Issuer:                                     110 Cypress Station Dr., Suite 220, Houston, Texas 77090

ITEM 2.  IDENTITY AND BACKGROUND.

This Amendment is being jointly filed pursuant to Rule 13d-1(k) promulgated pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, by VILLCo Energy, L.L.C., VILLCo Investment Services, L.L.C., VILLCo Management, L.L.C. and Michael A. Vlasic.

A.	VILLCo Energy, L.L.C., a Michigan limited liability company (”VILLCo Energy”).

a.	VILLCo Energy’s principal business is to hold interests in Vlasic FAL and in shares of the Issuer.

b.	VILLCo Energy is located at 38710 Woodward Avenue, Bloomfield Hills, Michigan 48304.

c.	VILLCo Energy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.
VILLCo Energy, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

B.	VILLCo Investment Services, L.L.C., a Michigan limited liability company (“VILLCo Investment Services”).

a.	VILLCo Investment Services’ principal business is to act as the manager of VILLCo Energy and Vlasic Investments.

b.	VILLCo Investment Services is located at 38710 Woodward Avenue, Bloomfield Hills, Michigan 48304.

c.	VILLCo Investment Services has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.
VILLCo Investment Services, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

6 of 12

C.	VILLCo Management, L.L.C., a Michigan limited liability company (“VILLCo Management”)

a.	VILLCo Management’s principal business is to act as the manager of VILLCo Investment Services.

b.	VILLCo Management is located at 38710 Woodward Avenue, Bloomfield Hills, Michigan 48304.

c.	VILLCo Management has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.
VILLCo Management, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

D.	Michael A. Vlasic.

a.	38710 Woodward Avenue, Bloomfield Hills, Michigan 48304.

b.	Mr. Vlasic manages investments for Vlasic Investments and VILLCo Energy. He serves on the Board of Directors of the Issuer.

c.	Mr. Vlasic has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.
Mr. Vlasic, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

e.	Mr. Vlasic is a U.S. citizen.

Pursuant to Instruction C to Schedule 13D under the Act, the managers of VILLCo Management consist of Michael A. Vlasic and the following persons.

A.	James J. Vlasic.

a.	38710 Woodward Avenue, Bloomfield Hills, Michigan 48304.

b.	Mr. Vlasic is an attorney at Bodman LLP, 201 West Big Beaver, Suite 500, Troy, Michigan 48084.

c.	Mr. Vlasic has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.
Mr. Vlasic, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

7 of 12

B.	William J. Vlasic.

a.	38710 Woodward Avenue, Bloomfield Hills, Michigan 48304.

b.	Mr. Vlasic is a business reporter for the New York Times, New York, New York.

c.	Mr. Vlasic has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.
Mr. Vlasic, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

C.	Richard R. Vlasic.

a.	38710 Woodward Avenue, Bloomfield Hills, Michigan 48304.

b.	Mr. Vlasic is Chief Executive Officer of O/E Learning, Inc. (designs and develops new training and performance improvement programs), 2125 Butterfield, Suite 300N, Troy, Michigan.

c.	Mr. Vlasic has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.
Mr. Vlasic, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

D.	Paul A. Vlasic.

a.	38710 Woodward Avenue, Bloomfield Hills, Michigan 48304.

b.	Mr. Vlasic is a partner with MacBeedon Partners, LLC (venture capital), 217 Third Street, Ann Arbor Michigan.

c.	Mr. Vlasic has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.
Mr. Vlasic, during the last five years, has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

8 of 12

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

VILLCo Energy received as contributions, effective December 6, 2008, (1) all of the limited partnership interests (formerly held by Vlasic Investments, L.L.C., a Michigan limited liability company (“Vlasic Investments”)) in Vlasic FAL, L.P., a Texas limited partnership (“Vlasic FAL”) which owns 3,318,536 shares of common stock of GeoResources, Inc. (the “Issuer”) and (2) 1,488,000 shares of common stock of Issuer formerly held by Vlasic Investments.

ITEM 4:  PURPOSE OF THE TRANSACTION

The contributions to VILLCo Energy of all of the limited partnership interests in Vlasic FAL formerly held by Vlasic Investments and of the shares of common stock in Issuer formerly held by Vlasic Investments were done to facilitate estate planning.

The reporting persons are not aware of any arrangements which may at a future date result in a change of control of the Issuer, or any of the other actions described in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    a. and b.   The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. See Item 6 for disclosure with respect to the managers of VILLCo Management.

    c        Other than as disclosed, there have been no transaction in the shares of common stock of Issuer that were effected during the past 60 days by the persons named in response to paragraph (a).

ITEM  6:  CONTRACTS, ARRANGEMENTS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Under the VILLCo Management operating agreement, Michael A. Vlasic, as the Executive Manager thereof, has the power to vote the shares of Issuer common stock held by VILLCo Energy.  Michael A. Vlasic, James J. Vlasic, William J. Vlasic, Richard R. Vlasic and Paul A. Vlasic, as the managers of VILLCo Management, by majority vote, have the power to dispose of the Issuer common stock held by VILLCo Energy.

Vlasic FAL is managed by its general partner, VL Energy.  All of the membership interests of VL Energy L.L.C. are owned by Frank A. Lodzinski.  Mr. Lodzinski and Michael A. Vlasic share the right to vote and dispose of the shares of Issuer held by Vlasic FAL.

9 of 12

ITEM 7.  EXHIBITS

The following exhibits are included with this Schedule 13D:

Exhibit 99.1	Joint Filing Agreement dated December 6, 2008.

10 of 12

Signatures:

After reasonable inquiry, and to the best of each of the undersigned’s respective knowledge and belief, each of the undersigned hereby respectively certifies that the information set forth in this statement is true, complete and correct.

VILLCo Energy, L.L.C.
VILLCo Investment Services, L.L.C.
VILLCo Management, L.L.C.

By: /s/ Michael A. Vlasic
Michael A. Vlasic, individually and on behalf of, and in his capacity as, Executive Manager of VILLCo Management, L.L.C., which is the Manager of VILLCo Investment Services, L.L.C., which is the Manager of VILLCo Energy, L.L.C.

Date: December 6, 2008

11 of 12

Exhibit 99.1

Joint Filing Agreement

The undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of GeoResources, Inc., and that this Agreement be included as an Exhibit to such statement.

This Joint Filing Agreement may be executed at different times and in two or more counterparts, each of which shall be deemed an original but all of which shall constitute but one and the same instrument.

IN WITNESS WHEREFORE, the undersigned hereby execute this Agreement effective as of the date set forth below:

Date:  December 6, 2008

VILLCo Energy, L.L.C.
VILLCo Investment Services, L.L.C.
VILLCo Management, L.L.C.

By: /s/ Michael A. Vlasic
Michael A. Vlasic, individually and on behalf of, and in his capacity as, Executive Manager of VILLCo Management, L.L.C., which is the Manager of VILLCo Investment Services, L.L.C., which is the Manager of VILLCo Energy, L.L.C.

Date: December 6, 2008

12 of 12